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July 31, 2006

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Olympus ~~Corporation~~ Optical Co. Ltd

<u>Rule 12g3-2(b) File No. 82-3326</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

The Company made public pursuant to Japanese law, filed with the Tokyo Stock Exchange and the Chief of the Kanto Local Finance Bureau of the Ministry of Finance or distributed to its shareholders the following documents in Japanese. No English translations or versions have been prepared. We have therefore prepared English summaries below:

- Convocation Notice for the 138th Ordinary General Meeting of Shareholders, dated June 14, 2006 (Attachment 1)
- Notice of Resolutions of the 138th Ordinary General Meeting of Shareholders, dated June 29, 2006 (Attachment 2)
- The 138th Business Report, dated June 2006, for the fiscal year ended March 31, 2006 (Attachment 3)
- Articles of Incorporation of the Company, as amended on June 29, 2006
- Annual Securities Report for the year ended March 31, 2006, as filed with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance on June 29, 2006 (Attachment 4)

8/1

The Company also issued seven press releases between June 16, 2006 and July 11, 2006 – three of them are English language press releases (Attachments 5, 6 and 7) and four are in Japanese. We have therefore prepared English summaries to these four Japanese language press releases below:

- Press release, dated June 16, 2006, regarding the Company's launch of "LCV 100", an incubation imaging system jointly developed by Sanyo Electric Co., Ltd. and the Company, which enables an observation with a retention of cell activity and a long term follow-up observation, on June 16, 2006.
- Press release, dated June 29, 2006, regarding the Company's development of "Stickies!", a mobile image search system which interlocks an image taken by mobile phone cameras with a search engine of mobile phone website, and commencement of its demonstration experiment from the beginning of July 2006 to the beginning of October 2006.
- Press release, dated July 3, 2006, regarding the Company's establishment of its wholly owned subsidiary "Olympus Software Technology Corp." as of July 1, 2006, which will conduct medical solution system business and software development business for the Company's products.
- Press release, dated July 6, 2006, regarding Olympus Medical Systems Corp.'s conducting a "survey on endoscopic examination" campaign from July 14, 2006 to August 20, 2006, in commemoration of an establishment of July 14 as "endoscope day" from this year.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,

Masahisa Ikeda / MiS

Masahisa Ikeda

Enclosure
MI/ms

Attachment 1

(Attachment 1)

Convocation Notice for Olympus Corporation's 138th Ordinary General Meeting of Shareholders dated June 14, 2006

I. Details of the 138th Ordinary General Meeting of Shareholders, including the time, date, location, and brief descriptions of agenda to be voted on

II. Business report for the fiscal year ended March 31, 2006

1. Review of operations
2. Discussion of operating results by segment
3. Discussion of the Company's research and development activities
4. Discussion of the Company's commitment to Corporate Social Responsibility
5. Summary of capital expenditure and capital raising activities
6. Discussion of management issues
7. Historical data on operating performance and assets

III. Description of the Company and its corporate group (as of March 31, 2006)

1. Principal areas of business
2. Offices and manufacturing facilities
3. Information on common stock and shareholders
4. Acquisition, disposal and holdings of treasury stock
5. Employees
6. Consolidated companies
7. Principal lenders
8. Directors, executive officers and statutory auditors
9. Amount of compensation paid to directors and auditors
10. Amount of compensation paid to accounting auditors
11. Significant events subsequent to the conclusion of the fiscal year

IV. Financial statements

1. Consolidated and unconsolidated balance sheet as of March 31, 2006
2. Consolidated and unconsolidated statement of income between April 1, 2005 and March 31, 2006
3. Statement of retained earnings
4. Audit report prepared by the Company's independent outside auditor
5. Audit report prepared by the Board of Corporate Auditors

V. Reference data for the exercise of voting rights

The Company proposes the following agenda to be voted on at the 138th Ordinary General Meetings of Shareholders:

First Agenda: Appropriation of retained earnings for the Company's 138th fiscal year

The Company proposes to distribute a dividend of ¥14.50 per share.

Second Agenda: Amendment of the Articles of Incorporation (No. 1)

The Company proposes to amend its Articles of Incorporation. The proposed amendments are as follows:

(1) Method of public notice of the Company will be amended to an electronic public announcement on its website, and procedures for circumstances outside the control of the Company, in which it is unable to make an electronic public announcement, will be established.

(2) The Company will make the following amendments according to the enforcement of the Corporate Law on May 1, 2006:

(i) New Article regarding the Board of Directors, auditors, the Board of Auditors and accounting auditors will be set forth.

(ii) New Article regarding issuance of share certificates representing the Company's shares will be set forth.

(iii) In order for the Company to provide all or parts of reference materials for a general meeting of shareholders and other documents which should be attached to the notice of convocation of a general meeting of shareholders to its shareholders who utilize internet, new Article will be set forth.

(iv) When necessary, in order for the Company to flexibly operate the Board of Directors so that the Board of Director's resolution can be approved in writing or by electromagnetic records, new Article will be set forth.

(v) By implementing a system which the Company and the outside auditors may enter into contracts limiting the amount of the outside auditors' liability to the Company, in order for the Company to have competent personnel as outside auditors, new Article will be set forth.

(vi) Other than above, some amendments including those of terms and quoted legal clauses will be made.

Third Agenda: Amendment of the Articles of Incorporation (No. 2)

The Company proposes to amend its Articles of Incorporation in order to make it possible that an implementation of the allotment of acquisition rights without consideration, as part of preventative measures against corporate takeovers, shall be determined not only by a resolution of the Board of Directors but also by a resolution of shareholders, by providing alternatives of either such decision to be made by (a) a resolution of a general meeting of shareholders or (b) a general meeting of shareholders' delegation of such authority to the Board of Directors upon certain conditions determined by a general meeting of shareholders.

Fourth Agenda: Election of fifteen directors

The Company proposes to elect the following fifteen directors.

Re-elections: Tsuyoshi Kikukawa, Atsushi Yusa, Masaaki Terada, Masaharu Okubo, Hideo Yamada, Hiroyuki Furihata, Kazuhisa Yanagisawa, Haruhito Morishima, Masataka Suzuki, Tatsuo Nagasaki, Toru Toyoshima, Robert A. Mundell

New elections: Shuichi Takayama, Takashi Tsukaya, Hisashi Mori

Fifth Agenda: Election of one alternative statutory auditor

The Company proposes to elect one alternative statutory auditor, Shinichi Hayashi.

Sixth Agenda: Approval of (a) payment of retirement benefits to retiring directors and (b) accelerated payment pursuant to the abolition of officers' retirement benefit plan

The Company proposes to pay retirement benefits to retiring directors, Koji Miyata and Isao Takahashi. The amounts and timing of such payment are to be determined by the Board of Directors.

In addition, the Board of Directors resolved, at the Board of Directors meeting held on May 10, 2006, that the officers' retirement benefit plan to be abolished as of June 29, 2006. Accordingly, accelerated payment will be made to ten re-elected directors (excluding two external directors) and four current statutory auditors based on the Company's standard. The amounts and timing of the payment for directors are to be determined by the Board of Directors, and for auditors by the Board of Auditors, respectively.

Seventh Agenda: Revision of compensation and bonus for directors and statutory auditors

The Company proposes that the compensation will be "within 65 million yen" per month for directors and "within 10 million yen" per month for auditors. The Company also proposes that, pursuant to the Corporate Law, the annual bonus for directors will be "within 120 million yen" from the next payment.

Eighth Agenda: Allotment of share acquisition rights without consideration for preventative measures against corporate takeovers

The Company proposes to entrust the Board of Directors with all decisions regarding the allotment of share acquisition rights without consideration, that are to ensure and improve the Company's corporate value and shareholders' interests as well as to be utilized as preventative measures against corporate takeovers.

Attachment 2

(Attachment 2)

Notice of Resolutions of the 138th Ordinary General Meeting of Shareholders, dated June 29, 2006

[Matters Reported]

The Company's "Operating Statement", consolidated and unconsolidated "Balance Sheets" and "Statements of Income", as well as auditors and the Board of Auditors' auditing reports on these financial statements, for the fiscal year ended March 31, 2006.

[Matters Resolved]

First Agenda: Appropriation of retained earnings for the Company's 138th fiscal year

The shareholders resolved to approve, as originally proposed, to distribute a dividend of ¥14.50 per share.

Second Agenda: Amendment of the Articles of Incorporation (No. 1)

The shareholders resolved to approve the agenda, as originally proposed. The amendments are as follows:

(1) Method of public notice of the Company has been amended to an electronic public announcement on its website, and procedures for circumstances outside the control of the Company, in which it is unable to make an electronic public announcement, have been established.

(2) The Company made the following amendments according to the enforcement of the Corporate Law on May 1, 2006:

(i) New Article regarding the Board of Directors, auditors, the Board of Auditors and accounting auditors has been set forth.

(ii) New Article regarding issuance of share certificates representing the Company's shares has been set forth.

(iii) In order for the Company to provide all or parts of reference materials for a general meeting of shareholders and other documents which should be attached to the notice of convocation of a general meeting of shareholders to its shareholders who utilize internet, new Article has been set forth.

(iv) When necessary, in order for the Company to flexibly operate the Board of Directors so that the Board of

Director's resolution can be approved in writing or by electromagnetic records, new Article has been set forth.

(v) By implementing a system which the Company and the outside auditors may enter into contracts limiting the amount of the outside auditors' liability to the Company, in order for the Company to have competent personnel as outside auditors, new Article has been set forth.

(vi) Other than above, some amendments including those of terms and quoted legal clauses have been made.

Third Agenda: Amendment of the Articles of Incorporation (No. 2)

The shareholders resolved to approve the agenda, as originally proposed. The amendment made it possible that an implementation of the allotment of acquisition rights without consideration, as part of preventative measures against corporate takeovers, shall be determined not only by a resolution of the Board of Directors but also by a resolution of shareholders, by providing alternatives of either such decision to be made by (a) a resolution of a general meeting of shareholders or (b) a general meeting of shareholders' delegation of such authority to the Board of Directors upon certain conditions determined by a general meeting of shareholders.

Fourth Agenda: Election of fifteen directors

The shareholders resolved to approve, as originally proposed, the election of the following fifteen directors.

Re-elected: Tsuyoshi Kikukawa, Atsushi Yusa, Masaaki Terada, Masaharu Okubo, Hideo Yamada, Hiroyuki Furihata, Kazuhisa Yanagisawa, Haruhito Morishima, Masataka Suzuki, Tatsuo Nagasaki, Toru Toyoshima, Robert A. Mundell

Newly-elected: Shuichi Takayama, Takashi Tsukaya, Hisashi Mori

Fifth Agenda: Election of one alternative statutory auditor

The shareholders resolved to approve, as originally proposed, the election of one alternative statutory auditor, Shinichi Hayashi.

Sixth Agenda: Approval of (a) payment of retirement benefits to retiring directors and (b) accelerated payment pursuant to the abolition of officers' retirement benefit plan

The shareholders resolved to approve, as originally proposed, the payment of retirement benefits to retiring directors, Koji Miyata and Isao Takahashi. The amounts and timing of such payment are to be determined by the Board of Directors.

In addition, the Board of Directors resolved, at the Board of Directors meeting held on May 10, 2006, that the officers' retirement benefit plan to be abolished as of June 29, 2006. Accordingly, accelerated payment will be made to ten re-elected directors (excluding two external directors) and four current statutory auditors based on the Company's standard. The amounts and timing of the payment for directors are to be determined by the Board of Directors, and for auditors by the Board of Auditors, respectively.

Seventh Agenda: Revision of compensation and bonus for directors and statutory auditors

The shareholders resolved to approve, as originally proposed, that the compensation will be "within 65 million yen" per month for directors and "within 10 million yen" per month for auditors. It has also been resolved, as originally proposed, by the shareholders, pursuant to the Corporate Law, that the annual bonus for directors will be "within 120 million yen" from the next payment.

Eighth Agenda: Allotment of share acquisition rights without consideration for preventative measures against corporate takeovers

The shareholders resolved to approve, as originally proposed, to entrust the Board of Directors with all decisions regarding the allotment of share acquisition rights without consideration, that are to ensure and improve the Company's corporate value and shareholders' interests as well as to be utilized as preventative measures against corporate takeovers.

Attachment 3

(Attachment 3)

The 138th Business Report, dated June 2006, for the fiscal year ended March 31, 2006

- Highlights of business performance
- Message to shareholders from Tsuyoshi Kikukawa, Representative Director and President of the Company
- Management strategy by Tsuyoshi Kikukawa
- Business focus
- Outline of overall and business segment results
- Summary of consolidated and unconsolidated financial statements
- Basic corporation data, including a list of directors, corporate auditors and executive officers
- Stock information

Attachment 4

(Attachment 4)

Annual Securities Report for the fiscal year ended March 31, 2006

I. Corporate information

A. Corporate overview

1. Five-year history of changes in major business indices
2. History of the company and its associated companies
3. Overview of business
4. Associated companies
5. Employee information

B. Business

1. Business results
2. Production, orders and sales
3. Management issues
4. Risk factors
5. Material contracts
6. Research and development
7. Analysis on financial position and operating results

C. Capital assets

1. Overview of capital expenditure
2. Important capital assets
3. Plans for new projects and disposition of projects

D. Company information

1. Share information
    a. Total number of shares
    b. Stock acquisition rights (none)
    c. Number of shares outstanding, changes in capital stock
    d. Shareholder information
    e. Major shareholders
    f. Voting rights
    g. Stock options
2. Share repurchases
3. Dividend policy
4. Changes in share price
6. Directors and corporate auditors
7. Corporate governance

E. Financial information

1. Consolidated financial information
    - Consolidated financial statements for fiscal years 2005 and 2006
    - Others

2. Unconsolidated financial information
    - Unconsolidated financial statements for fiscal years 2005 and 2006
    - Others

F. Share handling information

G. Reference materials

II. Information on guarantors (none)

- Audit reports prepared by independent outside auditor

Attachment 5

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

Olympus Publishes CSR Report 2006

— Focus on CSR through Business Activities —

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the publication of the Olympus CSR Report 2006 (Japanese version, 58 pages). The content of the report includes the Olympus Group's philosophy and policies on corporate social responsibility (CSR), and the results of its environmental activities, social activities and other initiatives during the year ended March 31, 2006 (fiscal year 2005). The latest report provides more in-depth coverage focusing on CSR activities undertaken by its employees through their business activities. Olympus has also enhanced its reporting to meet the specific needs of readers, including the publication of detailed data on a website, which will be updated in late August. English and Chinese versions of the report will be published in late August. The main features and topics in the 2006 report are outlined below.

- The report is structured around the framework of the Olympus Group Corporate Conduct Charter, with sections on "Policies for Corporate Activities," "Involvement with People," Harmony with the Environment," and "Good Relations with Community."
- To help readers to understand the Olympus Group's vision and its economic, social and environmental activities, the content of the report has been summarized in digest form. There are also special features providing specific examples of the Olympus Group's CSR philosophy in action, together with comments by employees.
- Results of key social initiatives in FY 2005
  - ① Appointment of two outside directors
  - ② Establishment of Compliance Department
  - ③ Implementation of e-learning courses in personal information protection for all employees
  - ④ Adoption of CSR-based procurement policies emphasizing compliance with laws and regulations and consideration for human rights, labor standards and the environment
  - ⑤ Obtaining ISO17025 accreditation (international standard for the certification of testing and calibration laboratories)
  - ⑥ Amendment of scheme for the effective utilization of senior employees, and establishment of an organizational structure for this purpose
  - ⑦ Start of implementation of "Olympus Good Health 21" program to promote employee health
- Results of key environmental initiatives in FY 2005

  The report describes the results of activities in FY 2005 in the context of the Olympus Group's manufacturing activities.
  - ① Certification and market launch of 25 environment-friendly "Olympus Eco-Products" (based on ISO 14021 Type II environmental labeling)
  - ② Reduction of CO_2 emissions by approximately 1,000 tons through measures to reduce the use of non-energy-related greenhouse gases*1, and the replacement of dust removal spray can products with products that have a low greenhouse coefficient

③ Reduction of CO_2 emissions through logistics-related initiatives, including the improvement of loading ratios, and modal shifts

④ Effective utilization of resources through the improvement of production processes, in order to reduce landfill disposal volumes and increase recycling ratios

⑤ Global promotion of obtaining ISO14001 accreditation (newly accredited companies: Olympus Medical Equipment Services America Inc., Olympus Optical Technology Philippines, Inc.)

⑥ Formulation of the Basic Environmental Plan 2006 covering a five-year period starting in FY 2006

*1 Non-energy-related greenhouse gases: These are gases, such as methane and CFCs, that contribute directly to global warming when released into the atmosphere. A familiar example is the CFC's substitute used in gas dusters (spray cans).

Since 1994 Olympus has sought to become a "value-creating" enterprise under a management philosophy based on the "Social IN"*2 concept, which calls for social involvement, the sharing of social values and the proposal of new values to society. In April 2006, Olympus established the Quality and Environment Administration Division to coordinate activities relating to the environment and quality. It will complement the role of the CSR Division, which coordinates CSR activities, compliance, crisis management and other related activities.

Olympus will continue to foster good communication with all stakeholders, including its customers and shareholders, through its reports and websites.

*2 Social IN: This phrase was created by Olympus from the English words "INvolvement," "INsight" and "INspiration." These words symbolize the Olympus Group's involvement in society, its sharing of values with society, and its proposal of new values to society.

Please address all inquiries to the following

Media representatives: Reina Kitaoji,
PR & IR Department, Olympus Corporation
TEL 03-6901-3929 (direct line) FAX 03-3340-2130
Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-Chome, Shinjuku-ku Tokyo 163-0914
URL http://www.olympus.co.jp/

Attachment 6

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

July 5, 2006

Olympus invests in nano-tech company

Olympus Corporation recently made a significant equity investment in AJ Industries (AJI) as a key part of its strategy to pursue nano-measurement markets in various industries. AJI is the leading innovator of micro and nano alignment and assembly, achieving cost-effective results in accuracy and speed. Olympus is partnering with AJI in the strategic development of technologies for nano/micro applications in the life sciences, medical devices and semiconductor industries.

A J I Company :

Establishment: July, １９９８

Paid-in Capital : ２０ millions of Yen

Sales : ３８０ millions of Yen (June, ２００５)

Number of Employee : ２０

President : Yoshida Kunio

Head Office : Yokohama World Porters 6F
Shinkou 2-2-1, Naka-ku
Yokohama City

TEL : 045-222-2985

FAX : 045-222-2986

URL : http://www.ajisso.com

For further information, please contact:
PR and IR Dept., Olympus Corporation
Phone: 03-3340-2285
Fax: 03-3340-2130
http://www.olympus.co.jp/

Attachment 7

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

July 11, 2006

Olympus Restructures Regional Headquarters to Create Olympus China Co., Ltd.
—New Start with Strengthened Strategic Role and Business Operations—

Olympus Corporation (Olympus, President: Tsuyoshi Kikukawa, headquarters: Tokyo) has restructured Olympus (China) Investment Co., Ltd. to create Olympus China Co., Ltd. This change will strengthen strategic functions and the overall coordination of Olympus Group companies in China. The new company commenced business operations on July 1, 2006.

In the past Olympus has structured its activities in the Chinese market according to its product segments, which are imaging systems, medical systems and industrial systems, or along functional lines, such as sales, services and manufacturing.

The Chinese market is expected to remain on a steep growth curve. By restructuring Olympus (China) Investment Co., Ltd., which was involved solely in the imaging systems area, into Olympus China Co., Ltd., Olympus has created a new organization that will coordinate activities across all business segments and functional categories. The new company will also be responsible for the development of strategies for the future.

Olympus China will coordinate the activities of the four manufacturing subsidiaries, two sales subsidiaries and one trading subsidiary previously established by Olympus in China. It will also provide efficient management of the 31 Olympus offices in China. At the same time, it will build powerful business, organizational and management structures to support a group-level response to market needs.

Profile of New Company

Name:	Olympus China Co., Ltd.
Capital:	US$30 million (approx. ¥3,450 million)
Ownership:	Wholly owned by Olympus Corporation
CEO:	Akinobu Yokoh
COO:	Hajime Kawahara
Head office:	12F, NCI Tower, A12 Jianguomenwai Avenue, Chaoyang District, Beijing, People's Republic of China
Telephone:	(86)10-65693535 (operator)
Activities	1. Business investment, coordination of business corporations (holding company) 2. Development of group strategy 3. Corporate functions as headquarters for China (shared services, etc.)
Commencement of business operations:	July 1, 2006
Employees:	38
Offices:	Beijing (headquarters), Shanghai, Guangzhou